                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                       (Amendment No. ______1________)*


                                   SQA, Inc.
                                   ---------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  748637-10-0
                          ---------------------------
                                (CUSIP Number)

                         William J. Schnoor, Jr., Esq.
Testa, Hurwitz & Thibeault, High Street Tower, 125 High Street, Boston, MA 02110
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 14, 1996
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

                                  SCHEDULE 13D

- ---------------------------                      -------------------------------
CUSIP NO.   748637-10-0                          Page 2 of 14 Pages
- ---------------------------                      -------------------------------

- --------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Highland Capital Partners II Limited Partnership

- --------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]

- --------------------------------------------------------------------------------
    3    SEC USE ONLY

- --------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

               N/A
- --------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- --------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

      NUMBER OF                 -0- shares
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8    SHARED VOTING POWER
      OWNED BY
        EACH                    628,180 shares
      REPORTING            -----------------------------------------------------
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                -0- shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                628,180 shares
- --------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         628,180 shares
- --------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
         SHARES*

- --------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
- --------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON *

         PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                      -------------------------------
CUSIP NO.   748637-10-0                          Page 3 of 14 Pages
- ---------------------------                      -------------------------------

- --------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Highland Management Partners II Limited Partnership

- --------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]

- --------------------------------------------------------------------------------
    3    SEC USE ONLY

- --------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

               N/A
- --------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- --------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

      NUMBER OF                 -0- shares
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8    SHARED VOTING POWER
      OWNED BY
        EACH                    628,180 shares
      REPORTING            -----------------------------------------------------
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                -0- shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                628,180 shares
- --------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         628,180 shares
- --------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
         SHARES*

- --------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
- --------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON *

         PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                      -------------------------------
CUSIP NO.   748637-10-0                          Page 4 of 14 Pages
- ---------------------------                      -------------------------------

- --------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert F. Higgins

- --------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]

- --------------------------------------------------------------------------------
    3    SEC USE ONLY

- --------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

               N/A
- --------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

      NUMBER OF                 73,832 shares
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8    SHARED VOTING POWER
      OWNED BY
        EACH                    628,180 shares
      REPORTING            -----------------------------------------------------
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                73,832 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                628,180 shares
- --------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         702,012 shares
- --------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
         SHARES*

- --------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%
- --------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON *

               IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                      -------------------------------
CUSIP NO.   748637-10-0                          Page 5 of 14 Pages
- ---------------------------                      -------------------------------

- --------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Paul A. Maeder

- --------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]

- --------------------------------------------------------------------------------
    3    SEC USE ONLY

- --------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

               N/A
- --------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

      NUMBER OF                 73,832 shares
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8    SHARED VOTING POWER
      OWNED BY
        EACH                    628,180 shares
      REPORTING            -----------------------------------------------------
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                73,832 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                628,180 shares
- --------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         702,012 shares
- --------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
         SHARES*

- --------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%
- --------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON *

               IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                      -------------------------------
CUSIP NO.   748637-10-0                          Page 6 of 14 Pages
- ---------------------------                      -------------------------------

- --------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               James L. McLean

- --------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]

- --------------------------------------------------------------------------------
    3    SEC USE ONLY

- --------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

               N/A
- --------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
- --------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

      NUMBER OF                 5,661 shares
       SHARES              -----------------------------------------------------
    BENEFICIALLY           8    SHARED VOTING POWER
      OWNED BY
        EACH                    628,180 shares
      REPORTING            -----------------------------------------------------
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                5,661 shares
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                628,180 shares
- --------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         633,841 shares
- --------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
         SHARES*

- --------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.0%
- --------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON *

               IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer:
         -------------------

              This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of SQA, Inc. (the "Company"), having its principal offices at 10 State Street, Woburn, Massachusetts 01801.

Item 2.  Identity and Background:
         -----------------------

              This Amendment No. 1 to Schedule 13D is being filed by Highland Capital Partners II Limited Partnership, a Delaware limited partnership ("Highland Capital II"); the general partner of Highland Capital II, Highland Management Partners II Limited Partnership, a Delaware limited partnership ("Highland Management II"); and the three general partners of Highland Management II, Robert F. Higgins, Paul A. Maeder and James L. McLean (together, the "Individual General Partners"). Highland Capital II, Highland Management II, Mr. Higgins, Mr. Maeder and Mr. McLean are sometimes referred to collectively herein as the "Reporting Persons."

              The principal business of Highland Capital II is investment in private, emerging growth companies. The principal business of Highland Management II is management of Highland Capital II. The principal occupations of Mr. Higgins and Mr. Maeder are their activities on behalf of Highland Capital II, Highland Management II, Highland Capital Partners Limited Partnership, a Delaware limited partnership ("Highland Capital"), Highland Management Partners Limited Partnership, a Delaware limited partnership ("Highland Management"), the general partner of Highland Capital, Highland Capital Partners III Limited Partnership, a Delaware limited partnership ("Highland Capital III"), and Highland Management Partners III Limited Partnership, a Delaware limited partnership ("Highland Management III"), the general partner of Highland Capital III and Highland Capital Partners, Inc., a Delaware corporation ("HCP"). The principal occupation of Mr. McLean is his activities on behalf of Highland Capital II, Highland Management II, Highland Capital III and Highland Management III. Highland Capital and Highland Capital III are engaged in the same business as Highland Capital II. The principal business of Highland Management is management of Highland Capital. The principal business of Highland Management III is management of Highland Capital III. Mr. Higgins and Mr. Maeder are general parties of Highland Management. The Individual General Partners are also general partners of Highland Management III. HCP is wholly-owned by Robert F. Higgins and Paul A. Maeder and is engaged in providing management, administrative and clerical services for Highland Capital, Highland Capital II and Highland Capital III.

              The address of the principal business office of Highland Capital, Highland Management, Highland Capital II, Highland Management II, Highland Capital III,


                              Page 7 of 14 Pages

         Highland Management III, HCP, and Messrs. Higgins, Maeder and McLean is Two International Place, Boston, Massachusetts 02110.

              During the preceding five years up to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the Individual General Partners are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration:
         -------------------------------------------------

              Not applicable.

Item 4.  Purpose of Transaction:
         ----------------------

              This statement relates to a material decrease in the ownership of shares of Common Stock by each of the Reporting Persons.

              Depending upon market conditions, their continuing evaluation of the business and prospects of the Company and other factors, the Reporting Persons may buy or sell additional shares in the open market. None of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;


                              Page 8 of 14 Pages

         (g) Changes in the issuer's charters, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

         (a) Highland Capital II owns 628,180 shares of record, constituting approximately 7.9% of the outstanding Common Stock. Highland Management II beneficially owns a total of 628,180 shares, constituting 7.9% of the outstanding Common Stock. Mr. Higgins beneficially owns 702,012 shares of Common Stock, constituting 8.8% of the outstanding Common Stock. Mr. Maeder beneficially owns a total of 702,012 shares of Common Stock, constituting 8.8% of the outstanding Common Stock. Mr. McLean beneficially owns a total of 702,012 shares of Common Stock, constituting 8.8% of the outstanding Common Stock.

              By virtue of its status as general partner of Highland Capital II, Highland Management II may be deemed to be the beneficial owner of the 628,180 shares which Highland Capital II owns of record, representing beneficial ownership of approximately 7.9% of the outstanding Common Stock based on 7,967,027 shares reported to be outstanding in the Company's Form 10-Q for the quarter ended March 31, 1996. By virtue of their status as general partners of Highland Management II, the Individual General Partners may be deemed to be the beneficial owners of the 628,180 shares which Highland Capital II owns of record. Highland Management II and the Individual General Partners disclaim beneficial ownership of the shares owned of record by Highland Capital
         II. In addition, Mr. Higgins owns of record 73,832 shares of Common Stock, Mr. Maeder owns of record 73,832 shares of Common Stock and Mr. McLean owns of record 5,661 shares of Common Stock. Therefore, Mr. Higgins may be deemed to own beneficially 702,012 shares of Common Stock, representing 8.8% of the outstanding Common Stock, Mr. Maeder may be deemed to own beneficially 702,012 shares of Common Stock, representing 8.8% of the outstanding Common Stock and Mr. McLean may be deemed to own beneficially 633,841 shares of Common Stock, representing 8.0% of the outstanding Common Stock.


                              Page 9 of 14 Pages

         (b)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: Each of Highland Capital II and Highland Management II: -0- shares; Mr. Higgins:
         73,832 shares; Mr. Maeder:  73,832 shares; Mr. McLean:  5,661 shares.

              (ii)   Shared power to vote or to direct the vote:  Each Reporting
         Person:  628,180 shares.

              (iii)  Sole power to dispose or to direct the disposition of:
         Each of Highland Capital II and Highland Management II: -0- shares; Mr. Higgins: 73,832 shares; Mr. Maeder: 73,832 shares; Mr. McLean:
         5,661 shares.

              (iv)   Shared power to dispose or to direct the disposition of:
         Each Reporting Person:  628,180 shares.

         Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of SQA, Inc. except in the case of Highland Capital II, for the 628,180 shares it owns of record, in the case of Mr. Higgins, for the 73,832 shares he owns of record; in the case of Mr. Maeder, for the 73,832 shares he owns of record; and, in the case of Mr. McLean, for the 5,661 shares he owns of record.

         (c) On June 14, 1996, Highland Capital II distributed 825,688 shares of Common Stock to its partners, for no consideration, pursuant to the terms of the Highland Capital II limited partnership agreement. Pursuant to this distribution, Mr. Higgins received 71,933 shares of Common Stock, Mr. Maeder received 71,933 shares of Common Stock and Mr. McLean received 10,386 shares of Common Stock. On June 24, 1996, Mr. McLean sold 5,000 shares of Common Stock at a price of $28.50 per share on the open market. Except as disclosed herein, Highland Capital II has not effected any transaction in the shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by Highland Capital II, Highland Management II and the Individual General Partners.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ---------------------------

              Except as otherwise provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons


                              Page 10 of 14 Pages
         or between any such persons and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits:
         --------------------------------

         Exhibit 1 - Agreement regarding joint filing of Schedule 13D.

         Exhibit 2 - Power of attorney authorizing David J. Duval to sign filings under Section 13 of the Securities Exchange Act of 1934 relating to SQA, Inc. on behalf of Paul A Maeder (relating to the Schedule 13D filed with the Commission on December 28, 1995).



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                              Page 11 of 14 Pages

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 25, 1996


HIGHLAND CAPITAL PARTNERS II LIMITED PARTNERSHIP

By:      Highland Management Partners II Limited Partnership



         By: /s/Paul A. Maeder
            --------------------------------
            General Partner


HIGHLAND MANAGEMENT PARTNERS II LIMITED PARTNERSHIP



By: /s/Paul A. Maeder
   -----------------------------
   General Partner


/s/Robert F. Higgins
- -----------------------------
Robert F. Higgins


/s/Paul A. Maeder
- -----------------------------
Paul A. Maeder


/s/James L. McLean
- -----------------------------
James L. McLean


                              Page 12 of 14 Pages

                                                                       Exhibit 1
                                                                       ---------
                                   AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange
Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of SQA, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 25th day of July, 1996.

HIGHLAND CAPITAL PARTNERS II LIMITED PARTNERSHIP

By: Highland Management Partners II Limited Partnership



    By:/s/Paul A. Maeder
       -----------------------------
       General Partner

HIGHLAND MANAGEMENT PARTNERS II LIMITED PARTNERSHIP


By:/s/Paul A. Maeder
   -----------------------------
   General Partner


/s/Robert F. Higgins
- -----------------------------
Robert F. Higgins


/s/Paul A. Maeder
- -----------------------------
Paul A. Maeder


/s/James L. McLean
- -----------------------------
James L. McLean


                              Page 13 of 14 Pages

                                                                       Exhibit 2
                                                                       ---------

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David J. Duval his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, with regard to ownership of securities of SQA, Inc., and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 24th day of December, 1995.



                                        /s/ Paul A. Maeder
                                        ----------------------------------
                                        Paul A. Maeder


COMMONWEALTH OF MASSACHUSETTS)
                             ) ss.:
COUNTY OF SUFFOLK            )


         On this 24th day of December, 1995, before me personally appeared Paul A. Maeder, to me known and known to me to be the individual described in, and who executed the foregoing certificate, and he thereupon duly acknowledged to me that he executed the same.



                                        /s/ Lisa S. Dumaw
                                        ----------------------------------
  [NOTARY PUBLIC SEAL IMPRESSED HERE]   Notary Public
                                        My Commission Expires:  12/14/2001
                                                                ----------


                              Page 14 of 14 Pages